Old Line Bancshares

January 8, 2009

Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.   20549

Dear Amit Pande:

We have reviewed the comments outlined in your letter dated December 18, 2008 in regards to our Form 10-Q for the Quarterly Period Ended September 30, 2008 and our Form 8-K filed December 5, 2008.  Our response follows.

Form 10-Q for the Quarterly Period Ended September 30, 2008:

Asset Quality, page 30

1.
With a view toward enhanced disclosure in your next Form 10-K, please provide us with an update and your analysis in determining that the $935 thousand non-accrual loan was not impaired as of September 30, 2008, including your specific consideration of the guidance in paragraph 8 of SFAS 114.

Response

At the end of every quarter, we review all classified and non-accrual loans to determine if we should disclose impairment and have continued do so during the periods that we will include in our next Form 10-K.  Paragraph 8 of SFAS 114 states “A loan is not impaired during a period of delay in payment if the creditor expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay.”  As outlined in our Form 10-Q for the period ended September 30, 2008, the borrower on the loan in question began remitting payments in the first quarter of 2008 and has committed to making all past due interest and principal current prior to March 31, 2009.  At September 30, 2008, the borrower had, by the due date, made several months of scheduled payments of principal and interest plus a percentage of the past due principal and interest and we expected to receive all amounts due including interest accrued at the contractual interest rate by March 31, 2009.  As of the date of this letter, we have continued to receive payments from the borrower.   We have and will continue to monitor the borrower’s performance, the loan to value of the collateral, and our expectations regarding full repayment of all amounts past due and provide updates and disclosure on this loan in our next Form 10-K.

2.	Form 8-K Filed December 5, 2008

Please tell us how you considered whether a sale of securities to the Treasury Department would have a material impact on your financial statements and evaluate whether pro-forma financial statements are appropriate.

Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro-forma statements that comply with Article 11 of Regulation S-X.

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2544•FAX: 301-430-2545

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

•	how the application of the proceeds of the transaction may potentially effect your net interest margin;
•	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and
•	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Response

In determining whether a sale of securities to the Treasury Department would have a material impact on our financial statements, we completed a pro-forma analysis based on the information available at the time of the transaction.  A Pro-Forma Balance Sheet, Income Statement, Average Balance Sheet, Average Shares Worksheet, and Capital Ratios are attached for your review.

In order to compile this analysis we relied on certain assumptions regarding the use of the $7 million approved by the Treasury Department.  The injection of these proceeds would increase our legal lending limit by approximately $1 million.  We reviewed the number of loans that we participated out to other financial institutions during 2008 because they exceeded our legal lending limit, our 20% historical loan growth rate, our credit quality and the current economy.  We assumed that we would continue to originate a similar number and dollar amount of loan transactions during the next 9-12 months as we had in the prior 12 months.  Considering these items, we expect to deploy the $7 million to increased loan growth.  Until such time that we can deploy these funds, we expect to invest them in mortgage backed or federal agency securities.  Based on market quoted yields of 4.2% on mortgage backed securities, we assumed that in the short term, we would earn 4.2% on these funds.  In our Pro Forma analyses, we considered only those plans for the proceeds that met factually supportable criteria.  However, during the next twelve months, we plan to leverage this additional capital by originating an increased number of higher dollar loans that will most likely earn a higher rate of return.

Our analysis also included the impact of the accretion of the warrants and the dividend payment on the preferred stock.  We allocated the $7 million in proceeds based on the estimated fair value of the preferred stock and warrants.  To determine the fair value of the preferred stock, we assessed the current market rate for similar transactions.  Although there were few transactions of similar nature in the current market, we identified recent transactions with an 8% yield.   Using this as our basis, we increased the risk premium by 1% and determined the appropriate discount rate was 9%.  We expect to repurchase the preferred stock by the end of the 5th year and assumed a 5 year term in our present value analysis.

To determine the fair value of the warrants, we used the Black-Scholes method with the following factors:
-24.66% Volatility (Derived from our historical stock price)
-  3.35% Interest Rate
-  1.60% Continuous Yield (Yield at time of calculation)

As outlined in the Pro-Forma statements, in the short term we expect the preferred stock transaction to increase net income approximately $44,000 and reduce earnings per common share approximately $0.03-$0.05 annually and have minimal impact on our net interest margin.  As we accomplish our objective of leveraging the proceeds into loan growth, we anticipate that the preferred stock transaction will be immaterial to our long term financial performance.  In light of the current uncertainties in the economy and the turmoil in the financial markets, it is difficult, if not impossible to predict our actual performance and actual results may differ materially.

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2544•FAX: 301-430-2545

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  We further acknowledge the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review our analysis, please advise me if you have any additional questions.

Sincerely,
/s/ Christine M. Rush
Christine M. Rush
Executive Vice President &
Chief Financial Officer

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2544•FAX: 301-430-2545

Old Line Bancshares, Inc. & Subsidiary
Consolidated Balance Sheets

	PRO-FORMA AFTER TARP BASED ON 9/30/08	September 30, 2008 Prior to TARP
	(ProForma)	(Unaudited)
Assets
Cash and due from banks	$3,949,847	$3,949,847
Federal funds sold	21,904,173	21,904,173
Total cash and cash equivalents	25,854,020	25,854,020
Time deposits in other banks	-	-
Investment securities available for sale	15,751,056	8,751,056
Investment securities held to maturity	9,847,243	9,847,243
Loans, less allowance for loan losses	223,531,239	223,531,239
Restricted equity securities at cost	2,126,550	2,126,550
Investment in real estate LLC	811,925	811,925
Bank premises and equipment	4,801,831	4,801,831
Accrued interest receivable	992,284	992,284
Deferred income taxes	186,948	186,948
Bank owned life insurance	8,013,389	8,013,389
Other assets	1,042,618	1,042,618
	$292,959,103	$285,959,103

Liabilities and Stockholders' Equity

Deposits
Noninterest-bearing	$35,483,127	$35,483,127
Interest-bearing	176,913,764	176,913,764
Total deposits	212,396,891	212,396,891
Short-term borrowings	23,310,048	23,310,048
Long-term borrowings	15,000,000	15,000,000
Accrued interest payable	653,738	653,738
Income tax payable	48,609	48,609
Other liabilities	559,142	559,142
	251,968,428	251,968,428

Stockholders' Equity
Preferred Stock, $0.01 par value; authorized 1,000,000 shares; issued and outstanding 7,000 Series A, with a redemption and liquidation value of $1,000 per share.	70	-
Additional paid-in capital preferred stock	6,698,497	-
Common stock, par value $.01 per share; authorized 15,000,000 shares;
issued and outstanding 3,859,117 in 2008, and 4,075,849 in 2007	38,591	38,591
Additional paid-in capital common stock	28,802,634	28,802,634
Warrants to purchase 143,247 of common stock	301,433	-
Retained earnings	5,175,823	5,175,823
	41,017,048	34,017,048
Accumulated other comprehensive income	(26,373)	(26,373)
	40,990,675	33,990,675
	$292,959,103	$285,959,103

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2544•FAX: 301-430-2545

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Income
(Pro-Forma after $7 Million TARP)
	Three Months Ended September 30,	Nine Months Ended September 30,
	2008	2008
Interest revenue
Loans, including fees	$3,642,695	$10,620,360
U.S. Treasury securities	17,052	58,237
U.S. government agency securities	40,319	90,026
Mortgage backed securities	170,307	429,754
Municipal securities	23,883	72,694
Federal funds sold	85,110	257,079
Other	31,262	125,213
Total interest revenue	4,010,628	11,653,363

Interest expense
Deposits	1,256,945	3,773,591
Borrowed funds	202,894	593,015
Total interest expense	1,459,839	4,366,606

Net interest income	2,550,789	7,286,757

Provision for loan losses	180,000	345,000
Net interest income after provision for loan losses	2,370,789	6,941,757

Non-interest revenue
Service charges on deposit accounts	78,533	230,737
Earnings on bank owned life insurance	90,895	273,609
Income (loss) on investment in real estate LLC	(7,737)	5,904
Other fees and commissions	47,419	191,958
Total non-interest revenue	209,110	702,208

Non-interest expense
Salaries	822,131	2,308,762
Employee benefits	222,607	723,965
Occupancy	286,729	837,438
Equipment	81,771	228,437
Data processing	67,163	193,042
Other operating	348,886	1,014,822
Total non-interest expense	1,829,287	5,306,466

Income before income taxes	750,612	2,337,499

Income taxes	272,345	828,804
Net income	478,267	1,508,696

Dividends and Accretion on Series A Preferred Stock	102,571	307,716

Net income available for common stockholders	$375,696	$1,200,980

Basic earnings per common share	$0.10	$0.30
Diluted earnings per common share	$0.10	$0.30

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2544•FAX: 301-430-2545

The following table illustrates Pro-Forma average balances of total interest earning assets and total interest-bearing liabilities after receipt of $7 million in TARP funds.  It assumes that we transfer $7 million of existing federal funds into mortgage backed securities at 4.2%.

Average Balances, Interest and Yields
Pro-Forma based on nine months ended on September 30, 2008
	Average
	balance	Interest	Yield

Assets:
Federal funds sold(1)	$14,324,829	$262,020	2.44%
Time deposits in other banks	1,850,149	47,198	3.40
Investment securities(1)(2)
U.S. Treasury	2,345,107	61,594	3.50
U.S. government agency	3,373,028	95,215	3.76
Mortgage backed securities	13,206,584	429,754	4.33
Municipal securities	2,917,024	107,488	4.91
Other	2,100,469	80,317	5.09
Total investment securities	23,942,212	774,368	4.31
Loans:
Commercial	61,197,893	3,171,251	6.90
Mortgage	135,422,739	6,772,121	6.66
Installment	17,134,442	676,988	5.26
Total loans	213,755,074	10,620,360	6.62
Allowance for loan losses	1,686,510	-
Total loans, net of allowance	212,068,564	10,620,360	6.67
Total interest earning assets(1)	252,185,754	11,703,946	6.18
Non-interest bearing cash	3,955,090
Premises and equipment	4,414,384
Other assets	11,095,402
Total assets	$271,650,630
Liabilities and Stockholders' Equity:
Interest bearing deposits
Savings	$6,647,613	31,901	0.64
Money market and NOW	34,244,291	259,736	1.01
Other time deposits	117,417,843	3,481,954	3.95
Total interest-bearing deposits	158,309,747	3,773,591	3.18
Borrowed funds	34,915,382	593,015	2.26
Total interest-bearing liabilities	193,225,129	4,366,606	3.01
Noninterest-bearing deposits	35,729,533
	228,954,662
Other liabilities	1,385,765
Stockholders' equity	41,310,203
Total liabilities and stockholders' equity	$271,650,630

Net interest spread(1)			3.17
Net interest income and Net interest margin(1)		$7,337,340	3.88%

1) Interest revenue is presented on a fully tax equivalent (FTE) basis.
The FTE basis adjusts for the tax favored status of these investments.
2) Available for sale investment securities are presented at amortized cost.

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2544•FAX: 301-430-2545

Old Line Bank Pro-Forma
Average Number of Common Shares

	Three Months Ended September 30,	Nine Months Ended September 30,
	2008	2008

Weighted average number of shares	3,880,460	3,940,228
Dilutive average number of shares	1,324	2,742
Additional Dilution with TARP	2,307	2,307

Strike price of warrants-$7.33
Stock price-$7.45

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2544•FAX: 301-430-2545

Old Line Bank Pro-Forma
Capital Ratios after $7 million TARP

	Old Line Bank Actual 9/30/2008	TARP	Old Line Bank ProForma w/Tarp 9/30/2008
Tier 1 Capital

Total Equity Capital	$31,938	$7,000	$38,938
Minus Unrealized Loss on AFS	(26)	-	(26)

Total Tier 1 Capital	31,964	7,000	38,964

Tier 2 Capital
Allowance for Loan Losses	1,916	-	1,916

Total Tier 2 Capital	33,880	7,000	40,880

QUARTERLY Average Total Assets	280,916	7,000	287,916

Risk Weighted Assets(1	236,315	-	236,315

Ratios

Total Capital to Risk Weighted Assets
Consolidated Total Risk Based	14.34%		17.30%

Tier 1 Capital to Risk Weighted Assets
Consolidated Risk Based Capital	13.53%		16.49%

Tier 1 Capital to Average Assets
Consolidated Leverage Ratio	11.38%		13.53%

Legal Lending limit	$5,082		$6,132
Note: If funds invested in FF 0% RW-ratios will decrease slightly after movement to investments and/or loans

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2544•FAX: 301-430-2545